Exhibit 4.5
PROMISSORY NOTE

U.S. $100,000.000.00	September 05, 2011

FOR VALUE RECEIVED as a loan, the undersigned TIM CELULAR S.A., a corporation duly constituted and domiciled in the Federative Republic of Brazil and enrolled with the CNPJ under number 04.206.050/0001-80 (the “Borrower”), unconditionally promises to pay to the order of JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (the “Bank”), at its branch office, 383 Madison Avenue, New York, New York 10179 (the “Branch Office”), the principal sum of ONE HUNDRED MILLION UNITED STATES DOLLARS (U.S. $100,000,000,00) on the Maturity Date (as defined below).

The Borrower promises to pay interest on the unpaid balance of the Loan (as defined below) from and including the date of the Loan to but excluding the date such Loan is due at a rate per annum for such period equal to 1,56% (One percent and Fifty Six) per annum (“Interest Rate”), subject to the provisions of Section 3(c) hereof. Accrued interest shall be payable on each Interest Payment Date, provided that interest payable at the Default Rate (as defined below) pursuant to Section 3(c) hereof shall he payable upon demand.

All payments hereunder shall be made in U.S. Dollars and in immediately available funds, without deduction, set-off or counterclaim. The Bank shall maintain on its books records setting forth the amounts of principal, interest and other sums paid or payable by the Borrower from time to time hereunder. In the event of any dispute, action or proceeding relating to this Note, such records shall be conclusive in the absence of manifest error.

1.           Certain Definitions.     As used herein, the following terms shall have the corresponding meanings

“Banking Day” means any day on which commercial banks are not authorized or required to close in New York City and which is also a day on which dealings in U.S. Dollar deposits are carried out in the London interbank market.

“Borrower’s Economic Group” means Tim Participacações S.A., Tim Celular S.A., Intelig Telecomunicações Ltda. and, after the acquisition by the Borrower, Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A.

“Brazil” shall mean The Federative Republic of Brazil.

“Closing Date means the date hereof.

“Commitment” means U.S. $ 100,000,000.00

“Default Rate” means, in respect of any amount not paid when due, a rate per annum during the period commencing. on the due date until such amount is paid in full equal to a fixed rate of 1.00% p.y above the Interest Rate applicable to principal hereof.

“Drawdown Date” means the date on which the Bank makes the Loan to the Borrower.

“EBITDA” means earnings before amortization, depreciation, interest paid and received, results of equity investments results of non-operational income, income tax and social contribution.

“Event of Default” shall have the meaning set forth in Section 10 hereof.

“Federal Funds Rate” means, with respect to a Variable Rate loan (i) For the first day of the Loan, the rate per annum at which U.S; Dollar deposits with an overnight maturity and in a comparable principal amount to the Loan are offered by the Bank in the Federal funds market at approximately the time the Borrower requests the Loan on such day, and (ii) for each day thereafter that the Loan is outstanding, the rate per annum at which U.S. Dollar deposits with an overnight maturity and in a comparable principle amount to the Loan are offered by the Bank in the Federal funds market at approximately the time the Borrower notifies the Bank pursuant to Section 5(c) hereof of its election to continue the Loan; provided that if the Borrower fails to notify the Bank pursuant to Section 5(c) of its election to continue or repay the Loan, the Federal Funds Rate shall mean the rate per annum at which U.S. Dollar deposits with an overnight maturity and in a comparable amount are offered by the Bank in the Federal funds market at approximately 2:00 p.m. New York City time.

“Indebtedness” means, with respect to any Person, any amount payable by such Person pursuant to an agreement or instrument involving or evidencing money borrowed or received, the advance of credit, debt capital markets transactions (including bonds and debentures), a lease, a conditional sale or a transfer with recourse or with an obligation to repurchase, pursuant to a lease with substantially the same economic effect as any such agreement or instrument, or any such agreement, instrument or arrangement secured by any lien or other encumbrance upon any property owned by such Person, even though such Person has not assumed or become liable for the payment of any money under such agreement, instrument or arrangement, to which such Person is a party as debtor, borrower or guarantor.

“Interest Payment Date” for the Loan means (i) March 15, 2012, (ii) September 17, 2012, (iii) March 15, 2013, (iv) the Maturity Date of the Loan, and (v) the date of any prepayment or repayment of principal of the Loan.

“Interest Period” for the Loan means the period commencing on the Drawdown Date and ending on the Maturity Date.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Reuters BBA Libor Rates Page 3750 (or on any successor or substitute page of such page) providing rate quotations comparable to those currently provided on such page of such page, as determined by the Bank from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Banking Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period.  In the event that such rate is not available at such time for any reason, then the “LIBO Rate” with respect to such Eurodollar Borrowing for such Interest Period shall be the rate (rounded upwards, if necessary, to the next 1/16 of 1%) at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Bank in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Banking Days prior to the commencement of such Interest Period.

“Loan” shall have the meaning set forth in Section 2.

“Maturity Date” means the date 746 days from the Closing Date.

“Net Worth” means, for any Person, the patrimony (net worth) of such Person, as stated in its annual or quarterly audited financial statements disclosed.

“Note” means this Promissory Note.

“Person” moans any corporation, natural person, firm, joint venture, partnership, trust, unincorporated organization or government, or any political subdivision, department or agency of any government.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by the Bank as its prime rate in effect at its branch office in New York City; any change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Regulatory Change” means any change after the date hereof in United States federal, state or foreign laws or regulations (including Regulation D (as defined in the definition of Reserve Requirement)) or the adoption or making .after such date of any interpretations, directives or requests applying to a class of banks including the Bank of or under any United States federal or state, or any foreign, laws or regulations, including Basel Ill advisory opinions, (whether or not having the force of law) by any court or governmental or monetary authority charged with the interpretation or administration thereof.

“Reserve Requirement” means, with respect to any Interest Period, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during the Interest Period under Regulation D of the Board of Governors of the Federal Reserve System as amended or supplemented from time to dine (“Regulation D”) by member banks of the Federal Reserve System in New York City with deposits exceeding one billion U.S. Dollars against “Eurocurrency Liabilities” (as such term is used in Regulation D).  Without limiting the effect of the foregoing, the Reserve Requirement shall reflect any other reserves required to be maintained by such member banks by reason of any Regulatory Change against (i) any category of liabilities which includes deposits by reference to which the LIBO Rate is to be determined or (ii) any category of extensions of credit or other assets which includes the Loan evidenced by this Note.

“Subsidiary” means, with respect to the Borrower, at any time, any entity of which more than fifty percent (50%) of the outstanding voting stock or other equity interest entitled ordinarily to vote in the election of the directors or other governing body (however designated) of such entity is at the time beneficially owned or controlled directly or indirectly by the Borrower.

“Total Net Debt” means the sum of (a) all financial debt, including loans, advances on foreign exchange contracts, exchange acceptances, derivative, contracts of every order, including options, futures and forwards, and lease agreements; and (b) all obligations arising from the issuance of debt securities (whether issued domestically or abroad), including debentures, bonds, promissory notes or other securities representing debt minus cash position which includes marketable securities, cash and cash equivalent.

“Variable Rate” means, for any day, the higher of (i) Federal Funds Rate for such day plus 0.5% and (ii) the Prime Rate.

2.           The Loan.

(a)           The Bank agrees on the terms and conditions of this Note, to make one loan (the “Loan”) to the Borrower on the Drawdown Date in an aggregate principal amount up to but not exceeding the aggregate amount of the commitment.

(b)           The Borrower may borrow the Loan by giving the Bank notice by 12:00 noon, New York City time, at least three Banking Days prior to the date of such borrowing.

(c)           Amounts that are prepaid may not be reborrowed.

3.           Payments; Prepayments, Fees.

(a)           Place and Time of Payment.  All payments of principal of and interest on this Note and all other amounts payable hereunder shall be made by deposit to account no. 9008113381H2701, ABA: 021000021, Reference: Tim Celular $100MM Advised Line, of the Bank at the Branch Office not later than 12:00 p.m. (New York time) on the dates due, or to such other account as the Bank may designate in writing to the Borrower.

(b)           Payments to be made on Banking Days.  Whenever any payment hereunder shall be stated to be due on a day other than a Banking Day, such payment shall be made on the next succeeding Banking Day (unless such next succeeding Banking Day would fall in the succeeding calendar month, in which case such payment shall be made on the next preceding Banking Day), and any such extension or reduction of time shall in such case be reflected in the computation of payment of interest.

(c)           Interest on Overdue Principal and Other Amounts.  In the event that any principal hereof, any interest hereon or any other amount payable by the Borrower hereunder is not paid when due (by reason of demand or otherwise) in accordance with the terms of this Note, the Borrower will pay, to the extent permitted by applicable law, interest on such past-due amount from the date such amount becomes due until the date the same is paid in full, at a rate per annum equal to the Default Rate in effect from time to time.

(d)           Voluntary Prepayments.  The Borrower may, upon five Banking Days’ notice to the Bank, prepay this Note on any Banking Day; provided, however, that (x) the minimum amount of any such prepayment shall be $5,000,000.00 or any larger multiple thereof and (y) such prepayment is made together with accrued interest and any break-funding amounts due pursuant to Section 5(b),

4.           Interest.  All computations of interest hereon shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which interest is payable.

5.           Additional Costs, Etc.: Illegality

(a)           If as a result of any Regulatory Change, the Bank reasonably determines, with evidence supporting such determination, that the cost to the Bank of making or maintaining the Loan is increased, or any amount received or receivable by the Bank hereunder is reduced, or the Bank is required to make any payment in connection with any transaction contemplated hereby, then the Borrower shall pay to the Bank, upon the Bank’s written demand, such additional amount or amounts as the Bank reasonably determines will compensate the Bank for such increased cost, reduction or payment, provided that (A) before the Bank gives such written demand, the Bank agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different office (lending branch) if such designation would (I) avoid the need of the Bank for giving such written demand for compensation, (II) allow the Bank to make and maintain the Loan hereunder and (III) not, in the reasonable judgment of the Bank, be materially disadvantageous (economically or otherwise) to the Bank; and (B) if the Bank gives to the Borrower such written demand, the Bank will provide to the Borrower, together  with such written demand, information in connection to the circumstances giving rise to, and the amount of, such compensation and, where practicable, the details of the calculation of the amount of such compensation.  If any event of additional cost occurs, the Borrower will be able to prepay the Debt without any breakfunding cost within 60 days from the written demand of the Bank.

(b)           The Borrower shall pay to the Bank, upon the request of the Bank, such amount or amounts as shall be sufficient (in the reasonable opinion of the Bank) to compensate it for any loss, cost or expense which the Bank determines is attributable to any prepayment of any Loan, except for a prepayment made in accordance with item 5(a) above.

(c)           Notwithstanding any other provision in this Note, in the event that it becomes unlawful for the Bank or its lending office to honor its obligation to make or maintain the Loan bearing interest at the LIBO Rate, then the Bank shall promptly notify the Borrower thereof and the Bank’s obligation to make or maintain the Loan bearing interest at the LIBO Rate shall be suspended until such time as the Bank may again make and maintain the Loan bearing such interest rate, and the interest rate on the Loan shall be automatically converted to the Variable Rate on the date specified by the Bank in such notice unless the Bank shall have received written notice from the Borrower of its decision to prepay the Loan and such notice is received by the Bank prior to 11:00 a.m., on the day of such prepayment.

6.           Taxes.

(a)           Payments Free and Clear. Any and all payments by the Borrower hereunder shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all interest, penalties or other liabilities with respect thereto, excluding taxes imposed on or measured by the net income or capital of the Bank by the jurisdiction (or any political subdivision of such jurisdiction) in which the Bank’s lending office is located or under which the Bank is organized (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter called “Taxes”). If the Borrower shall he required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Bank, (x) the Borrower shall forthwith pay to the Bank such additional amount as may be necessary so that after making all required deductions for Taxes (including deductions applicable to additional amounts payable under this Section 6) the Bank receives an amount equal to the sum it would have received had no such deductions been made, (y) the Borrower shall make such deductions and (z) the Borrower shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable law.

(b)           Other Taxes.  In addition, the Borrower shall pay any present or future taxes, of whatsoever nature, and/or other excise or property taxes, charges or similar levies which arise in any jurisdiction from any payment made hereunder, including taxes, charges, excises or levies on any FX transactions related to such payment, or frorn the execution, delivery, registration or enforcement of or otherwise with respect to, this Note (all such taxes, charges, excises or levies being herein called “Other Taxes”).

(b)           Reimbursement of Taxes Paid by the Bank.  The Borrower will reimburse the Bank for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed on amounts payable under this Section 6) paid by the Bank or any liabilities  (including, without limitation, penalties, interest and expenses other than those attributable to the gross negligence of the Bank) arising therefrom or with respect thereto.  Reimbursement under this Section 6(c) for any Taxes, Other Taxes or liabilities shall be made within 30 days from the date the Bank makes written demand therefor, provided that the Bank previously delivers to the Borrower information and copies of the receipts relating to such costs, expenses and/or charges.

(c)           Tax Certificates.  Within 30 days after the date of any payment of Taxes, the Borrower will furnish to the Bank the original or a certified copy of a receipt evidencing payment thereof.

7.           Conditions Precedent to the Loan.

In addition to having received a notice of borrowing as set forth in Section 2(b) hereto, the obligation of the Bank to make the Loan hereunder is subject to the condition precedent that the following conditions shall have been fulfilled to the satisfaction of the Bank and its counsel on or before the Drawdown Date:

(a)           Corporate Documents.  The Bank shall have received certified copies of the charter and by-laws (or equivalent documents) of the Borrower and of all corporate authority for the Borrower (including, without limitation, board of director resolutions, powers of attorney and evidence of the incumbency of officers) with respect to the execution, delivery and performance of  this Note and each other document to be delivered by the Borrower in connection herewith.

(b)           Documents Supporting the Loan.  The Bank shall have received this Note duly, executed by the Borrower.

(c)           Process Agent Acceptance.  The Bank shall have received an executed letter, in form and substance satisfactory to the Bank, from a process agent, located in New York State and acceptable to the Bank, acknowledging such agent’s acceptance of its appointment as agent for service of process with respect to the Borrower.

(d)           No Material Adverse Change.  There shall not have occurred any event which, in the opinion of the Bank, would involve a material adverse change in the economic or financial condition of the Borrower or in general Market conditions,

(e)           No Event of Default: Accuracy of Representations and Warranties.  On the Drawdown Date, both immediately prior to the snaking of the Loan and also after giving effect thereto and to the intended use thereof (x) no Event of Default or an event that with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing; and (y) the representations and warranties made by the Borrower in Section 8 hereof shall be true and correct on and as of the Drawdown Date.

(f)           Government Approvals.  The Bank shall have received copy of the Financial Transaction Registration (ROF) issued by the Central Bank of Brazil.

(g)           Other Documents. The Bank shall have received such other documents as the Bank or its counsel may reasonably request.

8.           Representations and Warranties.  The Borrower represents and warrants to the Bank as follows:

(a)           Incorporation and Existence.  The Borrower is a company duly organized, validly existing and in good standing under the laws of Brazil and has the power and authority to execute and deliver this Note, to incur the obligations to be incurred by it hereunder and to perform and observe the provisions hereof.

(b)           Corporate Power and Authority.  The Borrower has taken all necessary action to authorize the execution and delivery of this Note and all other documents to be executed and delivered by it in connection herewith and the performance of its obligations hereunder.

(c)           Legally Enforceable Note. This Note has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(d)           Governmental Authorizations.  All governmental authorizations, including, without limitation, Financial Transaction Registration (ROF) issued by the Central Bank of Brazil,  and actions of any kind necessary for the due execution, delivery and performance of this Note by the Borrower or required for the validity or enforceability against the Borrower of this Note, have been obtained or performed and are valid and subsisting in full force and effect.

(e)           Consent and Approvals.  No consent or approval of, or notice to, any creditor of the Borrower is required by the terms of any agreement or instrument evidencing any Indebtedness of the Borrower for the execution or delivery of, or the performance of the obligations of the Borrower under, this Note, and such execution, delivery and performance will not result in any breach or violation of, or constitute a default under, the charter or by-laws of the Borrower or any agreement, instrument, judgment, order, statute, rule or regulation applicable to the Borrower or to any of its property.

(f)           Pari Passu Status.  The payment obligations of the Borrower under this Note rank at least pari passu with all of its other unsecured Indebtedness, whether now existing or hereafter outstanding, except for obligations accorded preference by mandatory provisions of law.

(g)           Absence of Litigation.  There arc no actions, proceedings (judicial or administrative) or claims pending or, to the knowledge of the Borrower, threatened, the adverse determination of which might have a material adverse effect on the financial condition of the Borrower or impair its ability to perform its obligations under, or affect the validity or enforceability of, this Note.

(h)           Waiver of Sovereign Immunity; Commercial Activity.  Neither the Borrower nor its property has any right of immunity on the grounds of sovereignty or otherwise from jurisdiction, attachment (before or after judgment) or execution in respect of any action or proceeding relating in any way to this Note that may be brought in the courts of Brazil.  The execution, delivery and performance of this Note by the Borrower constitute commercial transactions

(i)           Use of Proceeds.  The proceeds of the Loan shall be used for working on capital purposes and only to finance the Borrower’s operations outside the United States.

(j)           Financial Statements.  The audited financial statements and balance sheets most recently provided to the Bank by and of the Borrower, and the related statements of income and retained earnings of the Borrower for the fiscal year then ended fairly present the condition (financial or otherwise) of the Borrower as at such date and the business and results of the operations of the Borrower for the period ended on such date; and from the date of the above- referenced financial statements until the Closing Date, there has been no material adverse change in the business, operations or condition (financial or otherwise) of the Borrower and its subsidiaries taken as a whole.

(k)           Absence of Event Default.  No Event of Default exists or has occurred and is continuing and no Event of Default will occur as a result of the execution of this Note and disbursement of the Loan.

(l)           No Violation of Laws. The execution, delivery and performance by the Borrower of this Note does not and will not violate any provision of any law, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Borrower.

(n)           Compliance with Laws. The Borrower is in compliance with all laws, including environmental laws.

9.           Covenants.  From the Closing Date, the Borrower covenants as follows:

(a)           Lines of Business.  The Borrower will at all times continue to engage in the same line of business engaged in by the Borrower on the date hereof and will not (i) engage to any substantial extent in any line or lines of business activity other than such current lines of business, and (ii) Change its corporate purpose (objeto social).

(b)           Limitation on Fundamental Changes.  The Borrower will not convey, sell, lease, transfer or otherwise dispose of, in one transaction or in a series of transactions, its property or create, assume or suffer or permit to exist any sale-lease back transactions, except in accordance with items I to V below and provided that such actions described in items I to V below do not, individually or in the aggregate, negatively impact 30% (thirty percent) or more of the Borrower’s gross revenues:

I.	sale of property in the ordinary course of its business;

II.	sale of property for fair market value;

III.	sale of obsolete or unused assets;

IV.	sale of property within the Borrower’s Economic Group and in arm’s length basis; and

V.
any other sale, lease, transfer or disposal in an aggregate amount not exceeding 20% (twenty percent) of Borrower’s total assets (as stated in its most recent annual or quarterly financial statements disclosed).

(c)           Financial Information.  If the Bank shall so request, the Borrower shall deliver to the Bank (i) within 90 days following the end of each fiscal year of the Borrower, its annual audited financial statements; and (ii) within 90 days following the end of each fiscal Year of Tim Participações S.A., the annual audited consolidated financial statements of Tim Participações S.A.; (iii) within 45 days following the end of each fiscal quarter of Tim Participações S.A., the quarterly audited consolidated financial statements of Tim Participações S.A.; all in accordance with Brazilian GAAP or IFRS standards.

(d)           Corporate Existence, Approvals.  The Borrower shall maintain and keep in full force and effect its legal and corporate existence, rights (including without limitation all real and intellectual property rights), privileges, licenses, franchises and all approvals and consents required by third parties and/or any governmental authority for the incurrence of the Loan and conduct its business; as applicable.

(e)           Compliance.  The Borrower will do or cause to be done all things from time to time necessary to comply and, as applicable, cause each of its Subsidiaries to comply in all material respects with all applicable laws, rules, orders and regulations (including environmental laws).

(f)           Notice of Event of Default.  The Borrower will notify the Bank in writing as soon as it becomes aware of the occurrence of any event that results or may result in the nonperformance, by the Borrower of any obligation under this Note and/or any other instrument related hereto.

(g)           Insurance.  The Borrower will maintain its property duly insured with reputable insurance companies or associations in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in Brazil, and, upon the request of the Bank, promptly furnish to the Bank copies or other evidence of such insurance policies as may be in effect from time to time.

(h)           Transactions with Affiliates.  The Borrower will not enter, directly or indirectly, into any transaction with an affiliate, except (A) in the ordinary course of and pursuant to the reasonable requirements of its business and upon commercially reasonable terms that are no less favorable to it than those which might be obtained in a comparable arm’s-length transaction at the  time from a Person which is not such an affiliate, and (B) for intercompany loans which, in the aggregate, do not and will not result in the Borrower being in a materially weaker economic and financial condition. For purposes hereof, “materially weaker economic and financial condition” means the ratio of Total Net Debt to EBITDA of the Borrower exceeding 3.0x, based on its financial statements.

(i)           Additional Information and Documents.  The Borrower will deliver to the Bank such other information and/or documentation respecting the Borrower or the Borrower’s business, properties or the condition or operations, financial or otherwise, of the Borrower, as the Bank may from time to time reasonably request.

(j)           Ranking.  The Borrower will take any and all actions necessary such that as payment obligations hereunder as of the date hereof shall rank at least pari passu in all respects with all other unsecured Indebtedness of the Borrower, whether now existing or hereafter outstanding,

(k)           Mergers Etc.  With the exception of any incorporation, merger, consolidation, division, transfer or reorganization occurring among companies within the Borrower’s Economic Group, the Borrower will not be incorporated, or merge or transfer all or substantially all its assets to another entity or as another entity if, by the time of such incorporation, merger, consolidation, division, transfer or reorganization, the resulting entity, survivor or transferee, after  such action, (1) does not assume all the obligations stipulated in this Note or any other document in connection herewith in which it is a party or to which its predecessor has been a party, by order of law or by means of an agreement reasonably satisfactory to the Bank; and/or (2) has a materially weaker economic and financial condition than the Borrower, as appropriate and if applicable, prior to such Merger, consolidation, division, transfer or reorganization. For purposes of item (2) of this Section, “materially weaker economic and financial condition” means  the resulting entity, survivor or transferee presents a ratio of the Total Net Debt to EBITDA exceeding 3.0x, based on its pro-forma consolidated financial statements.

(l)           Dividends.  The Borrower will not distribute or pay dividends, interest on own capital or any other profit participation established in contract or in corporate documentation, above the minimum amount determined by law or in corporate documentation in effect on the present date except if at the time of such distribution or payment there shall not exist, and shall not thereby arise, any Event of Default or event or condition which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

(m)           Capital Expenditures, Investments, Loans and Advances.  In case of any Event of Default or event or condition which upon notice, lapse of time or both would, unless cured or waived, become an Event or Default the Borrower Will not, and will not permit any subsidiary to, make any capital expenditure, investment, loan or advance other than in the ordinary course of business consistent with past practices in relation to its existing business.

10.           Events of Default.  If any of the following events (“Events of Default”) shall occur and be continuing:

(a)           The Borrower fails to pay any principal, interest or other amount hereunder within two (2) calendar days from the date such amount becomes due and payable (whether at stated maturity or otherwise), provided that such two (2) calendar days cure period is only granted to the Borrower by the Bank if the Borrower delivers to the Bank, on the date immediately following such amount’s due date for payment, a notification signed, or an email sent, by the Chief Financial Officer of the Borrower or other legal representative of the Borrower declaring that the Borrower has sufficient cash, on that date; to honor its payment obligations due on such date, that the non-payment occurred due to an operational error not within the Borrower’s control for remedy and that the payment will be made on the immediately following day, and provided further that such two (2) calendar days cure period does not affect the Borrower’s obligation to pay overdue interest on any interest or other amount in accordance with Section 3(c) – Interest on Overdue Principal and Other Amounts hereof; or

(b)           The Borrower fails to perform or observe any covenant or agreement contained herein to be performed or observed by it or any representation or warranty of the Borrower in this Note or in any other document delivered in connection herewith proves to have been incorrect, incomplete or misleading in any material respect at the time it was made or repeated or deemed to  have been made or repeated; or

(c)           The Borrower shall (i) be in default, event of default or other similar condition or event (however described) under one or more agreements or instruments entered into between any of them (individually or collectively) and the Bank or its affiliates; or (2) be in default, event of default or other similar condition or event (however described) under one or more instruments or agreements reached between any of them (individually or collectively) and any party other than the Bank or its affiliates, which involve or may involve, in accordance with the provisions of the instruments, the early maturity of debt in an aggregate amount exceeding US$100,000,000.00  (one hundred million United States Dollars) (or its equivalent in other currencies).

(d)           The Borrower (i) is dissolved, (ii) commences a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors’ rights that is similar to a bankruptcy, debt rehabilitation or reorganization proceeding, law or (iii) consents by answer or otherwise to the commencement against it of an involuntary case in bankruptcy or any other such action or proceeding, or a proceeding is commenced in an involuntary case in bankruptcy in respect of the Borrower or any material Subsidiary or any property of the Borrower or any such material Subsidiary; or

(e)           Any governmental authority or court takes any action that, in the reasonable opinion of the Bank, materially adversely affects the condition of the Borrower or its ability to perform its obligations under this Note; or

(f)           The aggregate amount of unsatisfied judgments, decrees or orders for the payment of money against the Borrower or any material Subsidiary exceeds US$ 100,000,000.00 (one hundred million United States Dollars) (or its equivalent in other currencies); or

(g)           A moratorium is enacted by Brazil or the central bank or any agency or political subdivision of Brazil affecting the Borrower’s right and obligation to effect payment under this Note or otherwise to perform its obligations hereunder; or

(h)           The payment obligations of the Borrower under this Note cease to rank at least pari passu with all of its other unsecured Indebtedness, except for obligations accorded preference  by mandatory provisions of law; or

(i)           At any moment Telecom Italia S.p.A. ceases to be, in relation to the Borrower, the holder, directly or indirectly, of at least (i) 56% plus one of the shares representative of the voting capital stock of the Borrower; or (ii) portion of the capital stock of the Borrower assuring it to have the rights to elect the board of directors of the Borrower or manage and guide the operations and corporate activities of the Borrower. It shall not be considered an Event of Default under this Section if there, is a change in the shareholding control of the Borrower and the new direct or indirect controlling shareholder(s) is(are) (a) company(ies) with a minimum rating equivalent to or better than a rating classification by Moody’s of Bal or by S&P of BB+, provided that the Bank  does not have restrictions of any kind to such new direct or indirect controlling shareholder(s), in its reasonable discretion.

(j)           The Borrower suffers protest of bills (Protesto) in an individual or aggregate amount equal to or exceeding US100,000,000.00 (one hundred million United States Dollars) (or  its equivalent in other currencies) and such protest(s) is(are) not cancelled within 15 Săo Paulo business days.

(k)           This Note shall, at any time and for any reason, cease to be in full force and effect or shall be declared to be null and void, or the validity or enforceability thereof shall be contested by the Borrower, or the Borrower shall deny that it has any or further liability or obligation hereunder or thereunder.

(l)           Any judicial proceeding is filed against the Borrower which may materially adversely affect is financial condition.

THEN, in any such case, if the Bank shall elect by notice to the Borrower, the unpaid principal amount of this Note, together with accrued interest, shall become forthwith due and payable; provided that in the case of an Event of Default under clause (d) above, the unpaid principal amount of this Note, together with accrued interest, shall immediately become due and payable without any notice or other action by the Bank.

11.           Notices.  All notices, requests, demands or communications hereunder shall be in writing, delivered by personal delivery, fax, courier service or registered mail, return receipt requested, with a copy sent simultaneously by email (no evidence of receipt being necessary in this ease), and sent to the party concerned at its address as indicated below, or at such other address as may be specified by such party to the other by notice. The notices and communications  sent pursuant to this Section shall be effective and deemed to have been delivered on the date of receipt thereof, as shown in the return receipt.

If to the Borrower: Tim Celular S/A Av Giovani Gronchi, 7143 São Paulo - SP Attn.: Rodrigo Galvão Tel: 55 21 4009-3101 Fax:	If to the Bank: JPMorgan Chase Bank, N.A. 1111 Fannin St. 10th Floor Houston, TX 77002 Attn.: Sara Valerio Tel: (713) 750-2495 Fax: (713) 750-2358

12.           Miscellaneous

(a)           The Borrower waives presentment, notice of dishonor, pretest and any other formality with respect to this Note.

(b)           This Note sets forth the entire agreement between the parties hereto, supersedes all prior communications and understandings of any nature and may not be amended, Supplemented or altered except in a writing signed by both parties hereto.

(c)           The Borrower agrees to reimburse the Bank in full on demand for all costs, expenses and charges (including fees and charges of external and in-house legal counsel for the Bank) in connection with the interpretation, performance or enforcement of this Note, whenever an Event of Default has occurred and such reasonable costs, expenses and/or charges were incurred by the Bank during the continuance of such Event of Default, provided that the Bank previously delivers to the Borrower information and/or the invoices relating to such costs, expenses and/or charges.

(d)           This Note shall be binding on the Borrower and its successors and assigns and shall inure to the benefit of the Bank and its successors and assigns, except that the Borrower may not delegate any obligations hereunder without the prior written consent of the Bank. The Bank may at any time, without consent from the Borrower, assign or otherwise transfer or sell participations in this Note or any of its rights with respect thereto to any third party, including, but not limited, to any Federal Reserve Bank or to any banks, financial institutions or any affiliates of the Bank (including, any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by the Rank or an affiliate of the Bank),

(e)           The Bank agrees (on behalf of itself and each of its affiliates, directors, officers, employees and representatives) to use reasonable precautions to keep confidential, in accordance with sale and sound banking practices, any non-public information supplied to it by the Borrower pursuant to this Note which is identified by the Borrower as being confidential at the time the same is delivered to the Bank, provided that nothing herein shall limit the disclosure of any such information (A) to any subsidiaries or affiliates of the Bank, (B) to the extent required by statute, rule, regulation or judicial process, (C) to counsel for the Bank, (D) to bank examiners, auditors or  accountants, (E) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Note or the enforcement of rights hereunder, (F) to any actual or prospective assignee or participant, or ((i) to any actual or prospective counterparty (or its advisors)  to any swap or derivative transaction relating to the Borrower and its obligations; provided, further, that in no event shall the Bank be obligated or required to return any materials furnished by the Borrower.

(f)           Any suit, action or proceeding against the Borrower with respect to this Note or on any judgment entered by any court to respect thereof may be brought in the Supreme Court of the State of New York, County of New York or in the United States District Court for the Southern District of New York or in the courts of Brazil, as the Bank may elect in its sole discretion, and the Borrower submits to the nonexclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding or judgment. The Borrower hereby waives any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Note brought in such courts, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The Borrower irrevocably appoints Telecom Italia Sparkle of North America, Inc., which currently maintains a New York City office situated at 745  Fifth Avenue, 27th Floor, New York, New York 10151, U.S.A., as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding, and agrees that the failure of such agent to give any notice of any such process or summons to the Borrower shall not impair or affect the validity of such service or of any judgment based thereon. So long as the Borrower has any obligation under this Note, it will maintain a duly appointed agent in New York City for the service of such process or summons,

(g)           The Borrower hereby waives any right the Borrower may have to jury trial.

(h)           This Note shall be governed by and interpreted and construed in accordance with the law of the State of New York, without regard to principles of conflicts of laws. For purposes solely of article 9 of Brazilian Decree-Law No. 4.657 dated September 4, 1942, the transactions contemplated hereby have been proposed to the Borrower by the Bank.

(i)           To the extent that the Borrower may now or hereafter be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Note, to claim for itself or its revenues or properties any immunity from the jurisdiction of any court or from legal process (whether from service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the extent that in any such jurisdiction there may be attributed to the Borrower any such immunity

(whether or not claimed), the Borrower hereby irrevocably agrees not to claim, and hereby waives, such immunity in respect of its obligations under this Note.

(j)           Each reference in this Note to U.S. Dollars is of the essence. The obligation of the Borrower in respect of any amount due under the Note Shall, notwithstanding any Payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in U.S. Dollars that the Bank may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Banking Day immediately following the day on which the Bank receives such  payment. If the amount in U.S. Dollars that may he so purchased for any reasons falls short of the amount originally due, the Borrower shall pay such additional amounts, in U.S. Dollars, as may he necessary to compensate for such a shortfall. Any obligation of the Borrower not discharged by such payment shall be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect.

(k)           The Borrower acknowledges that the Bank may have and may in the future have investment and commercial banking, trust and other relationships with other companies in respect of which the Borrower may have conflicting interests regarding the transactions described herein and otherwise. The Borrower acknowledges that the Bank may perform its functions in connection with such fiduciary or other relationships without regard to its relationship with the Borrower hereunder. The Bank will not use confidential information obtained from Borrower by virtue of the transactions contemplated by this Note or its other relationships with the Borrower in connection with the performance by the Bank of services for other companies, and the Bank will not furnish any such information to other companies. The Borrower also acknowledges that the Bank has no obligation to use in connection with the transactions contemplated by this Note, or to furnish to the Borrower, confidential information obtained from other companies.

(l)           Upon the occurrence and during the continuance of any Event of Default the Bank and each of its affiliates is hereby irrevocably and unconditionally authorized at any time and from time to time during the term of this Note and until all amounts due under this Note have been paid in full to the Bank, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Indebtedness at any time owing by the Bank (or any other branch of JPMorgan Chase Bank, N.A., or any affiliate or Subsidiary thereof) to or for the credit or the account of the :Borrower against any and all of the obligations of the Borrower now or hereafter existing under the Note, irrespective of whether the Bank shall have made any demand under this Note and whether such obligations may be unmatured. The Bank agrees promptly to notify the Borrower after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Bank under this Section are in addition to other rights and remedies (including, without limitation, other rights of setoff) which the Bank and its affiliates may have.

(m)           The Borrower hereby agrees to indemnify, protect, save and keep harmless the Bank, its officers, directors, shareholders, employees, affiliates, successors, assigns, agents and servants (each, an “Indemnified Party”) from and against, and to pay to the Bank promptly upon demand the amount of, any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by or asserted against any indemnified Party in any way relating to or arising out of this Note or any action taken or omitted by such Indemnified Party under this Note, provided, however, that the Borrower shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses of disbursements resulting from such Indemnified Party’s gross negligence or willful misconduct as found in a final, non-appealable. judgment by a court of competent jurisdiction.

IN WITNESS WHEREOF. the Borrower has caused this Note to be duly executed by its duly authorized officer as of the day and year first above written.

TIM CELULAR S/A

By:
Name:
Title:

WITNESSES /s/ Mariana P. Maislo
Name: MARIANA P. MAISLO	Name:
Id.:B71.890.688-28	Id.: